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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    AMENDMENT


                         North American Mortgage Company
                         -------------------------------
             (Exact name of registrant as specified in its charter)



             Delaware                                68-0267088
             --------                                ----------
(State of incorporation or organization)          (I.R.S. Employer
                                                 Identification No.)



    3883 Airway Drive, Santa Rosa, CA                   95403
    ---------------------------------                   -----
(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -------------------                 ------------------------------

   Preferred Stock Purchase Rights              New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:



                                      None
                                      ----
                                (Title of Class)



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Item 1.  Description of Registrant's Securities to be Registered

On June 22, 1997, North American Mortgage Company (the "Company"), Dime Bancorp, Inc. ("Dime") and The Dime Savings Bank of New York, FSB (the "Bank") entered into an Agreement and Plan of Combination, dated as of June 22, 1997 (the "Combination Agreement"), providing, among other things, that the Bank will acquire the assets and assume the liabilities of the Company pursuant to a merger of the Company with and into a wholly-owned subsidiary of the Bank (collectively, the "Combination").

On such date, in connection with the Combination Agreement, the Company executed the Amendment (the "Rights Amendment") to the Shareholder Rights Agreement, dated as of October 19, 1992 (the "Rights Agreement"), between the Company and The Bank of New York, as the Rights Agent (the "Rights Agent"). The Rights Amendment provides that neither Dime, nor any affiliate or associate of Dime, shall be deemed to be an "Acquiring Person" and that no "Stock Acquisition Date" or a "Distribution Date" (as such terms are defined in the Rights Agreement) shall be deemed to have occurred and that the exercisability of the Company's Rights Agreement shall not be deemed to have been triggered, in each case as a result of the execution or delivery of the Combination Agreement or any amendment thereto or the consummation of the Combination, or the consummation of the other transactions contemplated by the Combination Agreement. In addition, the Rights Amendment provides that the Rights (as defined herein) are exercisable until the earliest of (i) the close of business on December 31, 2002, (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement and (iv) the Effective Time (as defined in the Combination Agreement). A summary of the Rights as amended follows.
                                Summary of Rights

On October 19, 1992, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") to stockholders of record as of the close of business on October 30, 1992 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock") at a cash Exercise price of $70.00 per Unit (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Initially, the Rights will not be exercisable and will be attached to all outstanding shares of Common Stock. The Rights will

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generally  separate  from the  Common  Stock and be  distributed  to  registered holders of the Common Stock upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Common Stock then outstanding (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date"). Neither Dime nor any affiliate or associate of Dime will be deemed to be an Acquiring Person and no Stock Acquisition Date or a Distribution Date will be deemed to have occurred and the exercisability of the Rights will not be deemed to have been triggered, in each case as a result of the execution or delivery of the Combination Agreement or any amendment thereto or the consummation of the other transactions contemplated by the Combination Agreement.

The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines the best long-term interest of the Company and its stockholders, but for the actions and possible actions of such person, would not be served by taking such actions or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation, including such consultation, if any, with such


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person as the Board of Directors  shall deem  appropriate,  determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such person as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after October 30, 1992 will contain a notation incorporating the Shareholder Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2002, unless previously redeemed or exchanged by the Company or the effective time of the business combination provided for in the Combination Agreement has occurred as described below.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right will thereafter have the right (a "Subscription Right") to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right.


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In the event that, at any time  following the Stock  Acquisition  Date,  (i) the
Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right (a "Merger Right") to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. Rights that are or were beneficially
owned  by  an  Acquiring   Person  or  an  Adverse  Person  may  (under  certain
circumstances specified in the Rights Agreement) become null and void. This paragraph is not applicable with respect to the Combination Agreement or any amendment thereto or the consummation of the other transaction contemplated by the Combination Agreement.

At any time after a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Preferred Stock per Right. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets
(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on


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the fair market value of the  Preferred  Stock on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Stock Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

The Rights Agreement may be amended by the Board of Directors in its sole discretion until Rights are distributed to the Company's stockholders. After the date on which Rights are distributed to the Company's stockholders, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make other changes that do not adversely affect the interests of holders of Rights (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates).

Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

A copy of the Rights Agreement specifying the terms of the Rights, which includes as Exhibit A a form of Rights Certificate, has been filed as an Exhibit to the Company's Registration Statement on Form 8-A filed on November 6, 1992. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Amendment and the Rights Agreement, which are incorporated in the foregoing description by reference. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement, as amended.



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Item 2.  Exhibits


1. Shareholder Rights Agreement, dated as of October 19, 1992, between North American Mortgage Company and The Bank of New York, as Rights Agent. This includes a form of Right Certificate as Exhibit A. (Filed as Exhibit 2 to the Company's Registration Statement on Form 8-A filed on November 6, 1992).

         2. Amendment to Rights Agreement, dated as of June 22, 1997, between North American Mortgage Company and The Bank of New York.*


* Filed herewith


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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date:  July 17, 1997                NORTH AMERICAN MORTGAGE COMPANY



                                    By: /s/ Martin S. Hughes
                                        -------------------------------
                                       Name:  Martin S. Hughes
                                       Title: Executive Vice President


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                                  EXHIBIT INDEX


Exhibit No.                       Description                           Page No.
-----------                       -----------                           --------

         1          Shareholder Rights Agreement, dated as of
                    October 19, 1992, between  North American
                    Mortgage Company and The Bank of New York which includes as Exhibit A thereto a copy a form of Right Certificate. (Filed as Exhibit 2 to the Company's Registration
                    Statement on Form 8-A filed on November 6, 1992).

         2          Amendment to Rights Agreement, dated as
                    of June 22, 1997, between North American
                    Mortgage Company and The Bank of New York.




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